September 25, 2024

Benjamin S. Miller
Chief Executive Officer
Fundrise East Coast Opportunistic REIT, LLC
11 Dupont Circle NW, 9th FL
Washington, DC 20036

       Re: Fundrise East Coast Opportunistic REIT, LLC
           Amendment No. 3 to
           Offering Statement on Form 1-A
           Filed September 16, 2024
           File No. 024-12398
Dear Benjamin S. Miller:

       We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 10, 2024, letter.

Amendment No. 3 to Offering Statement on Form 1-A
General

1. We note your revised disclosures in response to prior comment 3. We note that although you reference a website specific to you, you also continue to refer your investors to the general Fundrise Platform throughout your document rather than to your specific website.
       In this regard, we note that it continues to appear that you are relying on the Fundrise
       Platform in connection with this offering. For example, we note your statements that the
       Fundrise Platform is where you will be "primarily" offering your common shares, as well as your disclosures that investors can create a new account or log into an existing account on the Fundrise Platform, and that acceptance of subscriptions would be completed via the
       Fundrise Platform. You also state that if you suspend your redemption plan, you will post such information on the Fundrise Platform. We also note your disclosures that an eReit is
       "only available to investors via the internet on the Fundrise Platform," and that it is the
 September 25, 2024
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       site where investors can "browse and screen real estate investments," "view details of an investment," "sign legal documents," and based on your subscription agreement, where investors should go to return tax forms and submit agreements, including the subscription agreement. Please revise your disclosures throughout to refer your investors to your specific website rather than the general Fundrise Platform, or advise. Please contact Howard Efron at 202-551-3439 or Jennifer Monick at
202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   David H. Roberts, Esq.